REGIONAL HEALTH PROPERTIES, INC.

454 Satellite Boulevard NW, Suite 100

Suwanee, Georgia 30024

(678) 869-5116

February 22, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nicholas Panos
Office of Mergers and Acquisitions

Ron Alper
Office of Real Estate and Construction

Re:	Regional Health Properties, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 11, 2022

File No. 333-256667

Schedule TO-I/13E-3

Filed February 11, 2022

File No. 005-83967

Ladies and Gentlemen:

Set forth below are the responses of Regional Health Properties, Inc. (“we” or the “Company”) to the oral comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided telephonically by Nicholas Panos of the Staff to Joshua Davidson and Clinton W. Rancher of Baker Botts L.L.P. on February 18, 2022, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4, File No. 333-256667 (the “Registration Statement”), and the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO-I/13E-3, File No. 005-83967 (the “Schedule TO”), in each case filed with the Commission on February 11, 2022. We are submitting this response letter via EDGAR and are concurrently delivering it to the Staff via email.

In connection with this response letter, the Company has filed Amendment No. 3 to the Registration Statement (“Registration Statement Amendment”) and Amendment No. 1 to the Schedule TO (“Schedule TO Amendment”) with the Commission today via EDGAR. The changes reflected in the Registration Statement Amendment and the Schedule TO Amendment include those made in response to the Staff’s comments.

For your convenience, we have summarized below in bold type each oral comment of the Staff. The Company’s response to each comment is set forth immediately below the text of each comment. Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Schedule TO

Submission Type

1.

Rule 301 of Regulation S-T requires that filers prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. Section 7.3.10.2 of the EDGAR Filer Manual permits a SC TO-I to be paired with a SC 13E3 for a single submission and that the Submission Type should be SC TO-I. It appears that the Schedule TO was filed under Submission Type SC 13E3 and was not filed under Submission Type SC TO-I. Please ensure that the Schedule TO Amendment is filed under Submission Type SC-TO-I/A.

RESPONSE: In response to the Staff’s comment, the Schedule TO Amendment has been filed under Submission Type SC TO-I/A. We confirmed that the Schedule TO was filed under SC TO-I as well as SC 13E3, as illustrated by the below screenshot taken from the classic version of the Company’s EDGAR page. However, the Schedule TO does not appear as filed under Submission Type SC TO-I on the new version of the Company’s EDGAR page, as illustrated below. We are unable to determine the reason for this discrepancy, but based on the foregoing the Company believes that the prior submission was compliant with Rule 301 and Section 7.3.10.2 of the EDGAR Filer Manual.

Classic EDGAR View

New EDGAR View

Exhibits

2.

Item 1016(a) of Regulation M-A requires filing persons to file as an exhibit any disclosure materials furnished to security holders by or on behalf of the filing person. If the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Annual Report”) will be furnished to security holders by the Company in connection with the exchange offer, please file the Annual Report as an exhibit to the Schedule TO Amendment.

RESPONSE: The Company filed the Annual Report with the Commission on February 22, 2022 and has now filed the Annual Report as Exhibit (a)(5)(iv) to the Schedule TO Amendment.

Registration Statement

Proxy Statement/Prospectus Cover Page

3.

We note the legend on the cover page of the proxy statement/prospectus states “[t]he information in this proxy statement/prospectus is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed.” If the Company intends to commence the exchange offer early, the legend should be appropriately tailored to explain that the instant proxy statement/prospectus may simply be amended. The legend should not state that the proxy statement/prospectus is not complete. Please refer to our publicly available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

RESPONSE: In response to the Staff’s comment, the Company confirms that the Company will not commence the Exchange Offer prior to the Registration Statement’s becoming effective and will remove the “red herring” legend in the final proxy statement/prospectus filed with the Commission in accordance with Rule 424. We note that Rule 162 does not allow early commencement for a going-private transaction (as defined by Rule 13e-3).

Determination of Fairness of the Exchange Offer by the Board of Directors

4.

We note that the Board of Directors determined the Exchange Offer, the Series A Charter Amendments and the Series B Charter Amendments are procedurally and substantively fair to the holders of Series A Preferred Stock. Please revise your disclosure so that the Company, who is the filing person of the Rule 13e-3 transaction statement, or the Board of Directors acting on behalf of the Company, states whether the Rule 13e-3 transaction is fair to the holders of Series A Preferred Stock. See Item 1014(a) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 42-44 of the Registration Statement Amendment to clarify that the Board of Directors, on behalf of the Company, determined that the Exchange Offer, the Series A Charter Amendments and the Series B Charter Amendments are procedurally and substantively fair to the holders of Series A Preferred Stock.

Conditions of the Exchange Offer

5.

We note your disclosure with respect to the conditions of the Exchange Offer states that “[i]f we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right.” Any waiver of such rights would constitute a material change to the information previously disclosed that would require an amendment to the Registration Statement pursuant to Rule 13e-3(d)(2). Please confirm that the Registration Statement will be amended to comply with this rule as necessary.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement Amendment to delete this sentence.

Fees and Expenses

6.	Please revise your disclosure to include an itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction. See Item 1007(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement Amendment to include the itemized statement of expenses required by Item 1007(c) of Regulation M-A.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (678) 368-4402 or Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1820.

Very truly yours,

REGIONAL HEALTH PROPERTIES, INC.

By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President

cc:	Joshua Davidson, Baker Botts L.L.P.

Clinton W. Rancher, Baker Botts L.L.P.